UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL

OMB Number:               3235-0167
Expires:               October 31, 2007
Estimated average burden
hours per response . . . . . . . . . 1.50

FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 001-13179
Flowserve Corporation

(Exact name of registrant as specified in its charter)
5215 N. O’Connor Blvd., Suite 2300, Irving, TX 75039 (972) 443-6500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Series A Junior Participating Preferred Stock Purchase Rights (1)

(Title of each class of securities covered by this Form)
Common Stock, par value $1.25 per share

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☑
     Approximate number of holders of record as of the certification or notice date: 0
     Pursuant to the requirements of the Securities Exchange Act of 1934,      Flowserve Corporation      has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: 1/18/07	By:	/s/ Tara D. Mackey
		Name:	Tara D. Mackey
		Title:	Vice President, Assistant Corporate Secretary and Compliance Counsel

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.
(1) The Series A Junior Participating Preferred Stock Purchase Rights expired on August 13, 2006.

Persons who respond to the collection of information
contained in this form are not required to respond
unless the form displays a currently valid OMB control
SEC2069 (12-04)	number.